SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Fog Cutter Capital Group Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

971892104

(CUSIP Number)

November 11, 2000

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 971892104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard M. Terrell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 562,100 shares of Common Stock. See Item 4.

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 562,100 shares of Common Stock. See Item 4.

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 562,100 shares of Common Stock. See Item 4.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.6% of shares of Common Stock. See Item 4.

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Fog Cutter Capital Group Inc.
	(b)	Address of Issuer's Principal Executive Offices 1410 SW Jefferson Street Portland, Oregon 97201-2548

Item 2.
	(a)	Name of Person Filing Richard M. Terrell
	(b)	Address of Principal Business Office or, if none, Residence 2314 SE Park Crest Avenue Vancouver, Washington 98683
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock, $.0001 par value per share (the "Common Stock").
	(e)	CUSIP Number 971892104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:    Mr. Terrell may be deemed to beneficially own 562,100 shares of Common Stock, which consists of (i) 537,600 shares of Common Stock held directly by Mr. Terrell, (ii) 9,500 shares of Common Stock held by a Trust, of which Mr. Terrell is Trustee, for Kimberly Terrell, a minor child, of which shares Mr. Terrell disclaims beneficial ownership, and (iii) 15,000 shares of Common Stock held by a Trust, of which Mr. Terrell is Trustee, for Meagan Terrell, a minor child, of which shares Mr. Terrell disclaims beneficial ownership.

(b)

Percent of class:    As of February 13, 2003, Mr. Terrell may be deemed to be the beneficial owner of an aggregate of 562,100 shares of Common Stock, which constituted approximately 6.6% of the shares of Common Stock outstanding as of February 13, 2003.

(c) Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote:    562,100 shares of Common Stock, consisting of (i) 537,600 shares of Common Stock held directly by Mr. Terrell, (ii) 9,500 shares of Common Stock held by a Trust, of which Mr. Terrell is Trustee, for Kimberly Terrell, a minor child, of which shares Mr. Terrell disclaims beneficial ownership and (iii) 15,000 shares of Common Stock held by a Trust, of which Mr. Terrell is Trustee, for Meagan Terrell, a minor child, of which shares Mr. Terrell disclaims beneficial ownership.

(ii) Shared power to vote or to direct the vote: None.
(iii)

Sole power to dispose or to direct the disposition of:    562,100 shares of Common Stock, consisting of (i) 537,600 shares of Common Stock held directly by Mr. Terrell, (ii) 9,500 shares of Common Stock held by a Trust, of which Mr. Terrell is Trustee, for Kimberly Terrell, a minor child, of which shares Mr. Terrell disclaims beneficial ownership and (iii) 15,000 shares of Common Stock held by a Trust, of which Mr. Terrell is Trustee, for Meagan Terrell, a minor child, of which shares Mr. Terrell disclaims beneficial ownership.

(iv) Shared power to dispose or to direct the disposition of: None.

Item 5.	Ownership of Five Percent or Less of a Class
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2003
Date
/s/ Richard M. Terrell
Signature
Richard M. Terrell
Name/Title